FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

News Release dated November 5, 2008

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X             FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: December 9, 2008

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc. Announces Strong Copper Results at Kenville Gold Mine Property

Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO)

November 5, 2008, 5:30 am PST

Nelson, British Columbia -  Anglo Swiss is releasing  the second series of assay results dealing with the copper rich area on the western side of its wholly-owned Kenville Gold Mine property.

This discussion pertains only to the porphyry copper (+/- silver, molybdenum and gold) portion of the Kenville property lying west of Eagle Creek and does not pertain to the area of the historic Kenville Gold Mine, lying on the east side of Eagle Creek.

The shear-related copper mineralization can be followed along approximately 700 metres of strike length throughout the western portion of the Kenville property. Copper mineralization (+/- silver, molybdenum, gold) in localized shear zones, appear to form the outer or western boundary to the portion of the property containing the strong gold-bearing multiple quartz veins discussed in the previous news release of October 21, 2008.

Assay highlights of five copper (+/- silver, molybdenum and gold) intercepts of the 700 meter fracture of shear zone from the first 28 drill holes (totaling 8530 meters) include:

Hole No.	From	To	Interval (m)	Cu %	Ag (g/t)	Mo %	Au (g/t)
AK08-03	49.9	51.0	1.1	0.99	10.0
AK08-05*	112.76	118.55	5.75	1.53	30.93	0.046	0.595
AK08-10	47.95	48.7	0.75	5.79	48.3		2.18
AK08-15*	177.2	184.6	7.4	0.395	5.28		0.18
AK08-25	194.16	194.5	0.35	2.71	36.1		5.89
AK08-26*	334.36	339.39	5.03	1.09			0.41
* well defined shear zone, further assay table follows.

Geological interpretation has recognized a fracture or shear zone, that approximately parallels the trend of the high grade gold quartz veins and like the gold quartz vein system, can be traced for approximately 700 meters, throughout the west side of the property. The fracture zone is variable in width between approximately 4.5 to 9.95 meters, containing copper grades from 0.49% to 1.53% copper (+/- silver, molybdenum and gold).

Leonard Danard, CEO of Anglo Swiss Resources Inc. said, “The Company is highly encouraged by the presence of this potentially significant porphyry copper resource in addition to the four newly discovered high grade quartz veins carrying spectacular gold and silver grades. Having two potential mineral resources striking coincidentally for 700 meters is providing some very interesting modeling by our technical team. There is substantial work and completion planning to be done by Anglo and we are enthusiastic and confident that continued exploration will advance this previously unexplored area of the property towards identifying a major resource,” Mr. Danard added.

These localized zones of potentially economic copper mineralization on the Kenville property, are likely related to a major northwest-trending regional structure known as the “Silver King Shear”. The Silver King Shear is believed to pass through the west side of the Kenville property. Numerous mineral occurrences are located in and around the Silver King Shear in the Nelson area.

Shear-related copper mineralization was also recognized in a 1995 Teck drill hole (TK95-03). Within drill hole TK95-03, a prominent zone of shearing and potassic-carbonate alteration was noted across a 9.95 meter interval from 247.5m to 257.45m. Strong chalcopyrite mineralization was noted throughout the interval with associated molybdenite, resulting in a weighted average grade of 0.93% copper, 9.3g/t silver and 0.046% molybdenum across 9.95 m. The newly discovered copper-rich intercept in drill hole AK08-05 is of a very similar mineral type and grade as that seen in TK95-03, with approximately 200 meters of strike length between the two holes.

Several of the drill holes of the 2008 Kenville drill program contained similar styles and grades of copper mineralization as that seen in TK95-03 and they are highlighted in the following assay table. Note: there are too many anomalous copper values to display in their entirety, therefore only the more consistent copper values are given, generally with intervals of at least 1 meter.

Hole No.	From	To	Interval (m)	Cu %	Ag (g/t)	Mo %	Au (g/t)
AK08-03	49.9	51.0	1.1	0.99	10.0
“	142.5	143.5	1.0	0.45	4.7	0.1
AK08-04	80.83	85.0	4.17	0.33	4.375
AK08-05*	112.76	118.55	5.75	1.53	30.93	0.046	0.595
“	216.8	220.1	3.3	0.494	7.54
AK08-08	143.5	148.9	5.3	0.18
“	156.13	160.9	4.77	0.20
	170.45	175.87	5.42	0.19
AK08-09	346.15	350.32	4.17	0.26
AK08-10	47.95	48.7	0.75	5.79	48.3		2.18
AK08-15	33.75	39.13	5.38	0.485
(includes)	33.75	35.08	1.3	1.01	9.5
AK08-15*	177.2	184.6	7.4	0.395	5.28		0.18
“	201.81	202.93	1.12	0.99	15.8
AK08-23	162.43	165.3	4.67	0.23
AK08-25	194.16	194.5	0.35	2.71	36.1		5.89
AK08-26*	334.36	339.39	5.03	1.09			0.41
(includes)	338.94	339.39	0.45	5.25	60.3		3.18
AK08-28*	300.73	305.53	4.8	0.49			0.09
* well defined shear zone

Both the copper bearing shear zones and mineralized gold quartz vein targets are presently undergoing consideration for future exploration work. Recently conducted geophysical surveys on the property will be instrumental in guiding future exploration planning for the Kenville property.

Also of interest on the southwest side of the Kenville property, is a body of cream-colored intrusive rock referred to as leucocratic alkalisyenite. This body of light colored rock is of unknown extent although a number of drill holes have intersected this zone, both in four of the 1996 Teck drill holes and several of the 2008 Anglo Swiss drill holes. Studies indicate that this body of rock is likely related to the Silver King intrusions and that there is a recognized genetic connection between the Silver King intrusions and various ore body types in the Nelson area, including both shear-hosted and vein deposits.

The technical contents of this release have been approved by Greg Thomson, P. Geo., a Qualified Person as defined in NI 43-101.

About Anglo Swiss Resources

Anglo Swiss is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Property located in southeastern British Columbia with the goal of developing a world-class gold-silver +/- copper deposit.  The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories, in which it has the right to earn up to a 60% interest pursuant to an option and joint venture agreement with New Shoshoni Ventures Ltd.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.  Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

Investor Relations Contacts:
President and Chief Executive Officer

Canada
Tel:  (604) 683-0484

Jeff Walker or Grant Howard

Fax:  (604) 683-7497

The Howard Group Inc.

Email: info@anglo-swiss.com

Toll Free: 1-888-221-0915

www.howardgroupinc.com

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